Exhibit 12.1

FIVE STAR QUALITY CARE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands except ratios)

	Nine Months Ended
	September 30,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010

Earnings	$54,472	$105,541	$133,878	$138,136	$193,239	$191,077
Fixed Charges	88,641	128,593	128,847	120,764	176,212	166,062

Ratio of earnings to fixed charges	— (1)	— (1)	1.0x	1.1x	1.1x	1.2x
Deficiency	$(34,169)	$(23,052)	—	—	—	—

Calculation of earnings:
Income (loss) from continuing operations before income tax expense	$(34,099)	$(22,965)	$5,365	$17,688	$17,166	$25,014
Equity in (earnings) losses of AIC	(70)	(87)	(334)	(316)	(139)	1
Fixed charges	88,641	128,593	128,847	120,764	176,212	166,062
Adjusted Earnings	$54,472	$105,541	$133,878	$138,136	$193,239	$191,077

Calculation of Fixed Charges:
Interest expense (2)	3,597	5,131	5,892	6,703	4,377	3,045
Estimated interest component of rent expense	85,044	123,462	122,955	114,061	171,835	163,017
Fixed Charges	$88,641	$128,593	$128,847	$120,764	$176,212	$166,062

(1) Earnings were insufficient to cover fixed charges by approximately $34.2 million and $23.1 million for the nine months ended September 30, 2015 and the year ended December 31, 2014, respectively; accordingly, no ratio is presented for such periods.

(2) Interest expense represents interest charges from continuing and discontinued operations and includes net amortization of debt discounts, premiums and deferred financing fees.